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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                              SCHEDULE 14D-1/A
                              (AMENDMENT NO. 1)
                           TENDER  OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         MDL INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                         GOLDEN GATE ACQUISITION CORP.
                             ELSEVIER SCIENCE INC.
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (BIDDERS)

                               ----------------

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   55267R102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              HENRY HORBACZEWSKI
                              REED ELSEVIER INC.
                             275 WASHINGTON STREET
                   NEWTON, MASSACHUSETTS 02158 617-558-4227
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                   COPY TO:
                               LARRY W. SONSINI
                               MARTIN W. KORMAN
                       WILSON SONSINI GOODRICH & ROSATI
                              650 PAGE MILL ROAD
                   PALO ALTO, CALIFORNIA 94304 415-493-9300

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     This Amendment to Tender Offer Statement on Schedule 14D-1/A (this
"Statement") relates to the offer by Golden Gate Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Elsevier Science Inc., a New York corporation ("ESI"), and an indirect wholly owned subsidiary of
(i) Reed International P.L.C., a corporation organized under the laws of England ("PLC") and (ii) Elsevier NV, a corporation organized under the laws of The Netherlands ("NV") to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MDL Information Systems, Inc., a Delaware corporation (the "Company") at a price of $32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively to this Statement.

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ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 17 ("Employment Agreements") of the Offer to Purchase is incorporated by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals"), of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

  On April 10, 1997, the waiting period under the pre-merger notification requirement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer expired without a request for additional information by the Federal Trade Commission or Department of Justice. On April 14, 1997, a press release was issued with regard to the foregoing, a copy of which is filed as Exhibit 99(a)(9) to this Statement.


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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   99(a)(1)(F)  Form of Offer to Purchase dated March 28, 1997.
   99(a)(2)(F)  Form of Letter of Transmittal.
   99(a)(3)(F)  Form of Notice of Guaranteed Delivery.
   99(a)(4)(F)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Nominees.
   99(a)(5)(F)  Form of Letter to Clients.
   99(a)(6)(F)  Form of Guidelines for Certification of Taxpayer Identification
                number of Substitute Form W-9.
   99(a)(7)(F)  Summary Advertisement as published in The Wall Street Journal on
                March 28, 1997.
   99(a)(8)(F)  Press Release issued by ESI and the Company on March 24, 1997.
     (b)        None.
   99(a)(9)     Press Release of April 14, 1997.
   99(c)(1)(F)  Agreement and Plan of Merger, dated as of March 23, 1997, among
                 ESI, Purchaser and the Company.
   99(c)(2)(F)  Employment Agreements, dated as of March 23, 1997, between the
                 Company and each of Steven D. Goldby, Thomas D. Jones, John J.
                 Hanlon and Dan E. Kingman and Proposed Employment Agreement
                 between the Company and John Priestley.
     (d)        None.
     (e)        Not applicable.
     (f)        None.

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   (F) Previously filed.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 14, 1997

                                          Golden Gate Acquisition Corp.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Elsevier Science Inc.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Reed International P.L.C.

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Director

                                          Elsevier NV

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Chairman

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